[redacted]

SECURI 08031609 MMISSION

Securities and Exchange Commission
RECEIVED
APR 22 2008
Office of Compliance Inspection and Examinations

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-67048

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UltraLat Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Brickell Avenue, Suite 1090
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alejandro Falla (305) 455-0970
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

PROCESSED
APR 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Alejandro Falla, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UltraLat Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

CEO & President.

(Title)

ALIEKIS H. MENDEZ
Comm# DD0776290
Expires 4/7/2012
Florida Notary Assn., Inc

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditors' report on internal control required by CFTC Regulation 1.16 and SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

ULTRALAT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007







KAUFMAN ROSSIN & CO.
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
UltraLat Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of UltraLat Securities, Inc. as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UltraLat Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
February 27, 2008

ULTRALAT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CASH (NOTE 3)	$	30,444
RECEIVABLE FROM BROKER (NOTE 3)		691,708
DEPOSIT AT BROKER (NOTE 3)		150,000
PROPERTY AND EQUIPMENT, NET (NOTE 4)		85,356
OTHER ASSETS (NOTE 5)		87,552
DEFERRED TAX ASSET (NOTE 6)		30,000
	$	1,075,060

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities (Note 7)	$	316,644
LEASE COMMITMENTS (NOTE 5)		
STOCKHOLDER'S EQUITY		758,416
	$	1,075,060

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

UltraLat Securities, Inc., (the Company) incorporated on May 2, 2005, in the State of Florida, and on January 17, 2006 received authorization from the Financial Industry Regulatory Authority (f/k/a National Association of Securities Dealers, Inc.) to operate as a registered broker dealer. The Company primarily acts in a principal capacity, buying and selling securities on a riskless basis with customers and other dealers primarily within Latin America. The Company is also authorized to buy and sell equities, mutual funds, corporate debt, U.S. Government debt, and municipal securities, for its customers primarily within Latin America, and charge a commission.

The Company is a wholly owned subsidiary of Ultraholdings Group, Inc., (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions and Revenue Recognition

Securities transactions and related gains and clearing costs are reported on a trade date basis.

Interest income is recorded on an accrual basis. Dividend income is recognized on the ex-dividend date.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation

Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Furniture and fixtures	7 years
Office equipment	5 years
Leasehold improvements	2 years

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Defined Contribution Plan

The Company maintains a 401(k) plan covering substantially all employees, with the Company matching up to 6% of employee payroll deferrals.

Income Taxes

The Company accounts for income taxes under the liability method according to Statement of Financial Accounting Standards No. 109. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax asset is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2007, the Company's "Net Capital" was $555,247 which exceeded requirements by $534,137 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.57 to 1.

NOTE 3. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm whose principal office is in Jersey City, New Jersey. At December 31, 2007, the deposit at broker and the receivable from broker are held by and due from this brokerage firm.

NOTE 3. RISK CONCENTRATIONS (Continued)

Deposits with Financial Institutions

The Company may during the course of operations, maintain cash deposits in excess of federally insured limits. The Company does not expect any risk of loss with regard to these deposits.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and the securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and fixtures	$	20,910
Office equipment		91,192
Leasehold improvements		999
		113,101
Less accumulated depreciation	(	27,745)
	$	85,356

NOTE 5. LEASE COMMITMENTS

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in 2008. The office facility lease is guaranteed by an entity related to the Company by virtue of common ownership. In August 2007, the Company signed an amendment to the operating lease, to extend the lease an additional six years and to move to a larger office suite within the same office building. The new lease becomes effective once the improvements on the new office are completed, which is expected to be June 2008. As part of the amended lease agreement, the Company delivered to the landlord an irrevocable unconditional letter of credit for $80,000 to serve as a security deposit. The collateral for this letter of credit is a certificate of deposit owned by the Company. At December 31, 2007, the certificate of deposit's balance was $81,692 and is included in other assets in the accompanying statement of financial condition.

The Company is also obligated under two non-cancelable equipment leases expiring in 2011 and 2012. The approximate minimum annual lease commitments on the leases for years subsequent to December 31, 2007 are as follows:

2008	$	75,000
2009		84,000
2010		93,000
2011		96,000
2012		97,000
Thereafter		140,000
	$	585,000

NOTE 6. INCOME TAXES

At December 31, 2007, deferred tax assets (liabilities) resulted from timing differences between financial and tax bases related to the following items:

Depreciation and amortization	$(	8,000)
Amortization of intangible assets		2,000
Net operating loss carryforwards		36,000
Total	$	30,000

At December 31, 2007, the Company has net operating loss carryforwards of approximately $98,000 expiring primarily in the year 2026.

NOTE 7. RELATED PARTY TRANSACTIONS

Referral Fee Agreement

The Company has entered into a referral fee agreement with a foreign entity (Affiliate) that is related to the Company by virtue of common ownership. The Affiliate introduces foreign customers to the Company in exchange for 75% of the gross revenue generated by the Company in the trading accounts of the foreign customers. The Company owes $168,321 in referral fees to the Affiliate at December 31, 2007 and is included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

Office Lease

The Company's office lease has been guaranteed by an entity (Affiliate) that is related to the Company by virtue of common ownership. The Affiliate has also provided a letter of credit to the Company's landlord in lieu of a security deposit in the amount of $10,000.

Severance Payable

Included in accounts payable and accrued liabilities, is a $110,000 accrued bonus which is due to the previous Chief Executive Officer who resigned in January 2008.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:	Ft. Lauderdale:	Boca Raton:	Naples:	Ft. Myers:
2699 s. bayshore drive suite 300 miami, florida 33133	200 e. broward blvd. suite 1310 ft. lauderdale, florida 33301	225 n.e. mizner blvd. suite 250 boca raton, florida 33432	5100 tamiami trail north naples, florida 34103	12730 new brittany blvd. suite 202 ft. myers, florida 33902
305 858 5600 305 856 3284 fax	954 713 7444 954 759 7877 fax	561 394 5100 561 750 9781 fax	239 332 5711 239 344 2222 fax	239 332 5711 239 344 2222 fax

World Wide Web:
www.kaufmanrossin.com

END